This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE OF THE OFFER BY

Hexagon Canada Acquisition Inc.
a wholly-owned subsidiary of

Hexagon AB

TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES OF

NOVATEL INC.

FOR U.S.$50.00 IN CASH PER COMMON SHARE

DIRECTORS’ RECOMMENDATION
THE BOARD OF DIRECTORS OF NOVATEL INC. UNANIMOUSLY
RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR
SHARES TO THE OFFER.

OCTOBER 19, 2007

Notice to Shareholders in the United States

The Offer is in respect of securities of a Canadian issuer. The enforcement by United States securityholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular contains forward-looking information (as defined in the Securities Act (Alberta)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Directors’ Circular. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by, the forward-looking statements in this Directors’ Circular.

While NovAtel anticipates that subsequent events and developments may cause NovAtel’s views to change, NovAtel specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing NovAtel’s views as of any date subsequent to the date of this Directors’ Circular. NovAtel has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “U.S.$” or “dollars” in this Directors’ Circular refer to U.S. dollars and all references to “Cdn.$” in this Directors’ Circular refer to Canadian dollars.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the quoted 10:00 a.m. (New York time) rate of exchange reported by the Federal Reserve Bank of New York which appeared on Reuters Screen 1 FED:

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
High	1.1852	1.1685	1.1726	1.2719	1.3982	1.5773	1.6134
Low	1.0579	1.0963	1.0989	1.1494	1.1803	1.2916	1.5101
Average rate for period	1.1345	1.1384	1.1340	1.2118	1.3021	1.4015	1.5699
Rate at end of period	1.0634	1.1091	1.1652	1.1648	1.2006	1.2916	1.5785

As at October 5, 2007, the last trading day prior to the announcement of the Hexagon’s intention to make the Offer, the Federal Reserve Bank of New York quoted 10:00 a.m. (New York time) rate of exchange which appeared on Reuters Screen 1 FED for Canadian dollars per U.S.$1.00 was Cdn.$0.9815.

As at October 18, 2007, the Federal Reserve Bank of New York quoted 10:00 a.m. (New York time) rate of exchange which appeared on Reuters Screen 1FED for Canadian dollars per U.S.$1.00 was Cdn.$0.9750.

Although the Offer price per common share of NovAtel of U.S.$50.00 will not vary, the Canadian dollar equivalent thereof will vary with the U.S. to Canadian dollar exchange rate.

i

ii

Directors’ Circular

This Directors’ Circular is issued by the board of directors (the “Board of Directors” or the “Board”) of NovAtel Inc. (“NovAtel” or the “Company”) in connection with the offer (the “Offer”) dated October 19, 2007 made by Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned direct subsidiary of Hexagon AB (“Hexagon”), to the common shareholders of NovAtel (the “Shareholders”) to purchase all of the issued and outstanding common shares of NovAtel (the “Shares”) for U.S.$50.00 in cash per Share, upon the terms and subject to the conditions set out in the Offer. The terms and conditions of the Offer are set out in the offer and circular of the Offeror dated October 19, 2007 (the “Offering Circular”). The Offer is open for acceptance until 5:00 p.m. (New York, New York time) on November 27, 2007, unless extended or withdrawn. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offering Circular.

Background to the Offer

In 2001, Leica Geosystems A.G. (“Leica Geosystems”), a market leader and pioneer in global positioning system (“GPS”) surveying and mapping systems, embarked on an evaluation of outsourcing options. Although Leica Geosystems historically designed and manufactured their core GPS technology in-house, it recognized that development of next generation GPS technology was becoming increasingly expensive. After considering several high-precision GPS manufacturers, Leica Geosystems chose NovAtel.

In May 2003, NovAtel signed a strategic co-operation agreement with Leica Geosystems to jointly develop new technology for global navigation satellite systems (“GNSS”) in the high-precision geomatics market. This strategic partnership resulted in significant growth for NovAtel as a supplier to Leica Geosystems of core GNSS technology for Leica Geosystem’s new products. Currently, Leica Geosystems is NovAtel’s largest customer, accounting for approximately 23% of NovAtel’s sales in 2006 and a significantly higher percentage of NovAtel’s profits in 2006. In the context of this commercial relationship, there has been regular and ongoing contact between Leica Geosystems and NovAtel since 2001.

In October 2005, Hexagon acquired Leica Geosystems.

In October 2006, senior management of Hexagon had an unscheduled initial meeting with senior management of NovAtel at a trade show in Munich at which the parties discussed a potential strategic investment in NovAtel by Hexagon.

In November 2006, senior management of Hexagon had a telephone discussion with NovAtel’s senior management concerning a possible minority investment by Hexagon in NovAtel. An initial term sheet was prepared by NovAtel, but no agreement was reached by the parties at that time.

In June 2007, senior management of Hexagon met with Jon Ladd, NovAtel’s Chief Executive Officer, in London. During this meeting, Hexagon management informed Mr. Ladd that it had concluded that it should own the GNSS technology underlying its products. The parties had preliminary discussions regarding whether the NovAtel Board would support a possible acquisition of NovAtel by Hexagon. At this meeting, the participants agreed to have a follow up meeting in Calgary in August.

On August 29, 2007, Hexagon’s Chief Executive Officer, Ola Rollén, met with senior management of NovAtel off-site in Calgary. During this meeting, Mr. Rollén reiterated to Mr. Ladd the possibility of Hexagon making an initial investment in NovAtel representing approximately 10-15% of NovAtel’s outstanding Shares with a possible follow-on bid for the remainder of the outstanding Shares of NovAtel. Mr. Rollén stated that if they were not able to reach a satisfactory agreement with NovAtel, Hexagon was considering other alternatives, including the acquisition of a competitor of NovAtel.

On September 13, 2007, NovAtel’s Board and its legal counsel met to discuss the proposal from Hexagon, including a possible strategic investment. The Board discussed in detail the potential consequences if Hexagon were to acquire a competitor or otherwise replace NovAtel as Leica Geosystems’ sole precision GNSS receiver supplier. The Board also discussed whether there were other potential parties who might be interested in acquiring NovAtel. Based on prior discussions with certain of the key potential purchasers during the last two years and its deep understanding of the GNSS industry, the Board believed that potential purchasers were unlikely to offer a premium for fear that Leica Geosystems would exercise its right to terminate the 2003 Strategic Cooperation Agreement with NovAtel were NovAtel to be acquired by certain competitors, including many of the other likely potential purchasers. The Board further recognized that a strategic investment by Hexagon could make it increasingly difficult to sell the Company to another third party. Accordingly, the Board advised management to inform Hexagon that the Board was not interested in a strategic investment but would be interested in an acquisition of the entire Company.

On September 14, 2007, Mr. Ladd called Mr. Rollén to relay the Board’s message to Hexagon. During this call, Mr. Rollén informed Mr. Ladd that Hexagon was in advanced discussions to acquire a competitor of NovAtel’s that could be announced in the near future. Mr. Rollén again communicated Hexagon’s interest in making a strategic investment in NovAtel that could be announced concurrent with Hexagon’s acquisition of the competitor.

On September 19, 2007, Mr. Rollén telephoned Mr. Ladd to discuss further the possibility of announcing an investment in NovAtel concurrent with the announcement of an acquisition of a NovAtel competitor by Hexagon.

On September 20, 2007, NovAtel’s Board met with counsel to receive an update on the discussions with Hexagon. Mr. Ladd informed the Board of Hexagon’s discussions to acquire a competitor of NovAtel in the near future. The Board discussed the potential adverse effects to NovAtel if Hexagon announced a competitive acquisition and whether this would be ameliorated by a concurrent announcement of a minority investment in NovAtel. The Board concluded that a joint announcement of a minority investment in NovAtel and an acquisition by Hexagon of a NovAtel competitor could signal a significant weakening in the NovAtel-Leica Geosystems relationship and cause, among other things, a substantial reduction in NovAtel’s stock price. The Board constituted a Special Committee of independent directors, consisting of Robert Iverach, Richard Orman, Joel Schleicher and David Vaughn (Chairman), to assess NovAtel’s strategic options.

On September 21, 2007, the Chairman of the Special Committee, NovAtel’s senior management and legal counsel interviewed potential financial advisors and presented their recommendations to the Special Committee. Based on its qualifications, expertise and reputation, the Special Committee retained Savvian Advisors, LLC (“Savvian Advisors”) to serve as its financial advisor and advise on strategic alternatives, including a possible sale of NovAtel.

On September 22, 2007, the Special Committee met with its legal counsel and representatives of Savvian Advisors to discuss overall strategy in response to Hexagon’s potential acquisition of a competitor of NovAtel. The Special Committee discussed the threat that such an acquisition would pose to NovAtel’s business, given the possibility that Leica Geosystems could move a significant portion of its business from NovAtel to the competitor. The Special Committee considered this threat in light of Hexagon’s preference to also acquire NovAtel as part of Hexagon’s overall strategy. Thereafter, the Special Committee decided to convey to Hexagon its interest in receiving an acquisition proposal at an appropriate price, provided that the transaction was announced prior to or contemporaneously with the proposed competitive acquisition.

On September 23, 2007, Mr. Ladd telephoned Mr. Rollén to convey the message from the Special Committee. Mr. Rollén asked if NovAtel would consider an investment of up to 20% of the outstanding Shares of NovAtel in conjunction with a deal to acquire the entire Company, and Mr. Ladd responded that the Special Committee would consider this if it was tied to an overall acquisition at an acceptable price and on acceptable terms. Mr. Rollén said that he was encouraged by the direction of the discussion and would relay NovAtel's position to Hexagon’s board of directors at a meeting to be held the following day. He also indicated that if he received support from Hexagon’s board of directors to move forward that he would like to meet later in the week to discuss a possible agreement.

On September 23, 2007, the Special Committee, its legal counsel and representatives of Savvian Advisors met by teleconference, at which Mr. Ladd provided an update on his call with Mr. Rollén. The Special Committee discussed the merits and risks of the proposed investment at length, including the potential deterring effects it could have on the other parties interested in acquiring NovAtel. Thereafter, counsel advised the Board of their fiduciary duties in the context of the investment and a sale of the entire Company. After due consideration of the alternatives, the Special Committee rejected the possibility of a stand-alone strategic investment by Hexagon but agreed to support the Hexagon investment as part of an overall acquisition by Hexagon of NovAtel, provided that the investment and acquisition occurred on acceptable terms, at an appropriate price that would be offered to all shareholders, and the two were announced together and prior to or concurrent with the announcement of a competitive acquisition by Hexagon.

On September 24, 2007, Mr. Rollén called Mr. Ladd immediately following a meeting of Hexagon’s board of directors. Mr. Rollén advised that the Hexagon board of directors agreed to delay the acquisition of NovAtel’s competitor and move forward as quickly as possible on a transaction with NovAtel, if structured as he had previously outlined. Mr. Rollén recommended meeting in London on September 27th and 28th to negotiate commercial terms and conduct financial and business due diligence.

Mr. Ladd provided the Special Committee with an update of these developments later that day at a meeting held by teleconference. The Special Committee again discussed with representatives of Savvian Advisors and legal counsel the advisability of soliciting the interest of other parties before or after entering into a definitive agreement with Hexagon, but in light of the Leica Geosystems relationship, the Special Committee concluded that any other potential acquiror would be reluctant to pay a significant premium to market. The Special Committee also felt that if Hexagon discovered that a solicitation was underway that the discussions with Hexagon could terminate and Hexagon might announce a competitive acquisition. Accordingly, the Special Committee sent representatives of NovAtel to meet with Hexagon’s representatives in London.

On September 27, 2007, NovAtel’s and Hexagon’s representatives met in London to discuss the terms of a potential combination transaction. The parties signed non-disclosure agreements, reviewed financial projections for NovAtel and discussed various transaction terms.

Following the first day of meetings in London, the Special Committee convened a meeting by teleconference on September 27, 2007 to review the progress of the negotiations. Mr. Ladd reported that Hexagon proposed a purchase price of U.S.$50.00 per share and that Hexagon again insisted that any tender offer and future discussions be conditioned on a private placement for 9.95% of the outstanding shares of the Company and a convertible debenture entitling Hexagon to acquire an additional 10% of the Company’s presently outstanding shares (for an aggregate of 16.6% of the outstanding shares assuming conversion of the debenture). On September 27, 2007, NovAtel’s shares closed at U.S.$39.56.

On September 28, 2007, senior management of Hexagon and its legal advisor met again with senior management of NovAtel and its legal advisors and negotiated a non-binding term sheet. Hexagon’s proposed term sheet contemplated a “break up” fee of 3.5% and an uncapped expense reimbursement payable to Hexagon, board representation after the strategic investment and no minimum tender condition. NovAtel rejected the proposed board representation at the meeting and advised Hexagon that it would consider the other proposed terms.

On September 30, 2007, senior management of Hexagon and NovAtel had further telephonic discussions relating to valuation, pricing and due diligence.

The Special Committee also held a meeting on September 30, 2007 to review developments in the terms of Hexagon’s proposal. Representatives of Savvian Advisors provided their initial views on the proposed purchase price of U.S.$50.00 and discussed with the Special Committee and management other potential buyers. During the discussions, the Special Committee reviewed, among other things, the Strategic Cooperation Agreement entered into in 2003 between NovAtel and Leica Geosystems, which contains an early termination provision should NovAtel be acquired by certain competitors, including the more likely potential purchasers of the Company. The Special Committee further noted that in prior discussions over the last year, other potential purchasers had expressed concern regarding this early termination provision. The Special Committee also reviewed and concluded that other potential purchasers would likely be concerned about the loss of Leica Geosystems’s business should Hexagon announce the acquisition of a competitor of NovAtel’s.

However, following extensive discussion, the Special Committee concluded that the terms of any transaction with Hexagon should not be so favorable so as to foreclose any possibility of other bidders offering more for NovAtel’s shares. Management and legal counsel informed the Special Committee that Hexagon had communicated in the London negotiation session that Hexagon could announce a competitive deal in the short term if the transaction with NovAtel did not move forward quickly, which would have an immediate and significant negative impact on NovAtel’s share price. The Special Committee also considered and rejected Hexagon’s proposal that there be no minimum tender amount set for the offer, directing NovAtel’s management to advise Hexagon that NovAtel would expect a minimum tender condition requiring that at least 50.1% of the outstanding Shares be tendered (exclusive of Shares held by Hexagon or issuable to Hexagon on conversion of its debenture).

During the week of October 1, 2007, due diligence was conducted by Hexagon and on October 5, 2007, senior management of Hexagon and NovAtel agreed to accelerate the timing of the transaction due to the upward movements in the stock price of NovAtel.

On October 5, 2007, Mr. Ladd provided the Special Committee and representatives of Savvian Advisors with an update of these developments at a Special Committee meeting. Mr. Ladd advised the Special Committee of Hexagon’s strong desire to sign a deal prior to the opening of the markets on October 8, 2007. The Special Committee again discussed the possibility of calling the next two most likely bidders but determined that the potential cost of losing Hexagon’s offer due to the delay caused by contacting such parties outweighed the potential benefit. The Special Committee noted that one likely bidder had preliminary discussions with NovAtel in the Fall of 2005 but determined not to proceed with discussions over concern that the Leica Geosystems business could be lost if a competitor of Leica Geosystems were to acquire NovAtel. The Special Committee continued to believe that the potential loss of business from Leica Geosystems should a deal be done with one of these parties would materially reduce the price which any party other than Hexagon might be prepared to pay.

Negotiation of the final terms of the offer and related agreements occurred during the weekend of October 6 and 7, 2007. During this time, the Special Committee and its advisors successfully negotiated, among other things, a commitment, if any Shares are taken up, to use all commercially reasonable efforts to acquire Shares not tendered through a Subsequent Acquisition Transaction, a reduction of the termination fee from 3.5% with expense reimbursement to approximately 3% without expense reimbursement; the reduction of the expense reimbursement payable upon termination of the transaction due to a breach by NovAtel of its representations, warranties or covenants in the Support Agreement from U.S.$5 million to U.S.$2.5 million; the elimination of the right of Hexagon to match a competing Superior Proposal; a reduction of the interest payable on the convertible debenture from 5% to 4%; and the ability of NovAtel to force conversion of the debenture after one year.

On October 7, 2007, the board of directors of Hexagon approved the transaction.

On October 7, 2007, the Special Committee also met with its financial and legal advisors to review the detailed terms of the proposed transaction with Hexagon. Representatives of Savvian Advisors provided the Special Committee with a detailed presentation on the proposed transaction, including an analysis of trading prices of NovAtel’s Shares and the proposed premium, analyst price targets, selected public companies, selected acquisitions, discounted cash flows, and other analyses requested by the Special Committee. They then advised the Special Committee that, while they expressed no view with respect to the concurrent strategic investment by Hexagon, in their opinion, the purchase price to be paid to the Shareholders by Hexagon pursuant to the transaction agreements was fair from a financial point of view to the Shareholders. After extensive discussions thereafter, the Special Committee approved and recommended that NovAtel’s Board approve the proposed transaction and the entering into of the Support Agreement.

Later that day, the NovAtel Board met to review the terms of the proposed transaction with Hexagon and the Special Committee’s recommendation that the Board approve the proposed transaction. After extensive discussions, the Board approved entering into the Support Agreement, the issuance of shares and convertible debenture pursuant to the private placement, and further resolved to recommend that the Shareholders accept Hexagon’s offer.

On October 8, 2007, the definitive agreements were signed by both Hexagon and NovAtel and the transaction was publicly announced prior to the opening of the Swedish and U.S. financial markets.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO THE SHAREHOLDERS AND IS IN THE BEST INTERESTS OF NOVATEL AND THE SHAREHOLDERS, AND THEREFORE RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFER. SEE “REASONS FOR THE RECOMMENDATION.”

Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

REASONS FOR THE RECOMMENDATION

The Board of Directors has carefully considered all aspects of the Offer and has, among other things, received the benefit of advice from its financial and legal advisors. In reaching its decision to recommend that Shareholders accept the Offer and tender their Shares to the Offer, the Board of Directors considered a number of factors, including the following:

•       Attractive Offer and Premium Over Market Price.   The Offer represents a premium of 31% to NovAtel’s 30-day volume weighted average share price of U.S.$38.28 on the NASDAQ Global Select Market ending on October 5, 2007, the last trading day prior to the date on which NovAtel announced it had entered into a subscription and support agreement with Hexagon dated October 8, 2007 (the “Support Agreement”). The price being paid also equates to a multiple of 5.5 times revenues for the twelve months ended June 30, 2007 and over 19 times EBITDA for the twelve months ended June 30, 2007.

•       Ensures Continuing Relationship with the Company’s Largest Customer.   Leica Geosystems, a subsidiary of Hexagon, is NovAtel’s largest customer and accounted for 23.4 % of the Company’s revenues in 2006 and a significantly higher percentage of NovAtel’s profits in 2006. In the absence of the Offer, Hexagon advised that it would have actively pursued, and was pursuing, other acquisitions and partnerships that the Special Committee believed would have substantially and adversely affected the Company’s revenues, profitability and the price of the Shares.

•       Limited Alternative Acquirors Given Leica Geosystems Concentration.   The Board of Directors believed that the potential loss of business from Leica Geosystems would materially reduce the price which any party other than Hexagon might be prepared to pay for NovAtel. The Special Committee noted that one likely bidder had preliminary discussions with NovAtel in the Fall of 2005 but determined not to proceed with discussions over concern that the Leica Geosystems business could be lost if a competitor of Leica Geosystems were to acquire NovAtel. Since that time, the Leica Geosystems business has only increased in size and importance. In addition, other potential strategic partners have been reluctant to outsource key GNSS technology development to NovAtel over concern about the closeness of the Leica Geosystems relationship and the possibility that NovAtel could be acquired by Leica Geosystems.

•       Immediate Value and Liquidity.   The Offer is an all cash offer and the Offeror has committed funding for the Offer. The Offer provides Shareholders with certainty of value and liquidity.

•       Opinion of Savvian Advisors.   The written opinion of Savvian Advisors dated October 7, 2007 to the Special Committee (the “Opinion”) to the effect that, as at such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the Opinion, the consideration to be received by the Shareholders (other than Hexagon and any of its affiliates) in the Offer was fair, from a financial point of view, to such Shareholders. The Opinion is reproduced in full at Schedule A to this Directors’ Circular. The Board of Directors recommends that you read the Opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The Opinion and the description thereof do not constitute a recommendation by Savvian Advisors to Shareholders as to whether they should tender their Shares to the Offer.

•       Recommendation of the Special Committee.   The Special Committee consisted solely of independent directors and was actively involved in the negotiations and unanimously concluded that the Offer is fair to the Shareholders and in the best interests of NovAtel and the Shareholders and unanimously agreed that the Board of Directors should recommend to Shareholders that they accept the Offer and tender their Shares to the Offer. During the course of negotiations with Hexagon and its representatives, the Special Committee improved several of the terms of the transaction relative to those initially sought by Hexagon, including the limitations on NovAtel’s ability to respond to and negotiate a Superior Proposal, as well as the terms of the termination fee and the convertible debenture, and the commitment to effect a Subsequent Acquisition Transaction.

•       Ability to respond to Superior Proposals.   Under the terms of the Support Agreement, the Board of Directors may respond, in accordance with its fiduciary duties, to unsolicited proposals that are reasonably expected to lead to a Superior Proposal. See Agreements Relating to the Offer—“The Support Agreement.” In addition, the Board of Directors may support a Superior Proposal provided it has first provided the Offeror with four Business Days notice thereof and has paid to the Offeror a termination fee of U.S.$13,430,000, or approximately 3% of market capitalization (excluding Hexagon’s investment), which is reasonable in relation to the size of the transaction and in relation to similar fees agreed to in comparable transactions.

•       Shareholder Support Required.   The Offeror may not take-up any of the Shares tendered if less than 50.1% of the outstanding Shares (other than the Shares owned by Hexagon and its affiliates) are validly tendered. Accordingly, if the Offer is consummated, it will be because a majority of the Shareholders (other than Hexagon and any of its affiliates) will have accepted the Offer.

•       Subsequent Acquisition Transaction.   If the Offeror takes up the Shares validly deposited or tendered and not withdrawn, the Offeror may still not be able to effect Subsequent Acquisition Transaction unless at least 66-2/3% of the votes cast by holders of the then outstanding Shares and the majority of the votes cast by “minority” holders of the affected securities vote for it. Further, any Shareholder that did not tender its Shares into the Offer will receive the same cash price per Share in any Subsequent Acquisition Transaction that it would have received had it accepted the Offer, albeit at a later date.

•       Compulsory Acquisition.   If a Compulsory Acquisition is consummated, it will be because an overwhelming majority of Shareholders (other than Hexagon, the Offeror and any of their affiliates) will have accepted the Offer and any such Shareholder that did not tender its Shares into the Offer will receive the same cash price per Share in any Compulsory Acquisition that it would have received had it accepted the Offer, albeit at a later date.

•       Availability of Dissenter’s Rights.   The fact that statutory dissent rights will be available to NovAtel Shareholders who do not tender their Shares to the Offer in the event that the Offeror is required under the Support Agreement, or chooses, to proceed with a compulsory acquisition of Shares pursuant to Part XVII of the Canada Business Corporations Act or a Subsequent Acquisition Transaction.

The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material information and factors considered by the Board of Directors in its consideration of the Offer. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and determination. The Board of Directors’ determination was made after consideration of all of the above-noted factors and in light of each Board member’s own knowledge of the business, financial condition and prospects of NovAtel and was based upon the advice of the Board of Directors’ financial advisors and legal advisors. In addition, individual members of the Board of Directors may have assigned different weights to different factors. Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to tender their Shares to the Offer.

FAIRNESS OPINION

Savvian Advisors was retained by the Special Committee to provide financial advisory services to the Special Committee in evaluating the Offer and to provide its Opinion as to the fairness, from a financial point of view of the purchase price to be paid to the Shareholders (other than the Offeror and any of its affiliates) by Hexagon in the Offer.

A summary of the Opinion appears below under the heading “Persons or Assets Retained, Employed, Compensated or Used.” The full text of the Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken in rendering the Opinion is attached as Schedule A to this Directors’ Circular. Shareholders are urged to read the Opinion carefully and in its entirety. The Opinion does not constitute a recommendation by Savvian Advisors to any Shareholder as to whether they should tender their Shares to the Offer.

AGREEMENTS RELATING TO THE OFFER

Except as described elsewhere in the Directors’ Circular, the Support Agreement and the Convertible Debenture described below, there are no contracts, arrangements or understandings, formal or informal, between the Offeror or Hexagon and any securityholder of NovAtel with respect to the Offer or between the Offeror or Hexagon and any Person or company with respect to any securities of NovAtel in relation to the Offer.

The Support Agreement

The following summarizes material provisions of the Support Agreement, a copy of which is attached to the Schedule 14D-9, to which this Directors’ Circular is part of, as Exhibit (a)(2). This summary does not purport to be complete and may not contain all of the information about the Offer and the other transactions contemplated under the Support Agreement that is important to a Shareholder. We encourage you to read carefully the Support Agreement in its entirety because the direct rights and obligations of Hexagon, the Offeror and NovAtel and the indirect rights of Shareholders of NovAtel are governed by the express terms of the Support Agreement and not by this summary or any other information contained in the Offer and Circular. For purposes of this summary of the Support Agreement, reference to “the Offeror” means jointly and severally Hexagon and the Offeror.

As a Shareholder, you are not a third party beneficiary of the Support Agreement and therefore you may not directly enforce any of its terms or conditions. Hexagon’s, the Offeror’s and NovAtel’s representations, warranties and covenants were made as of specific dates and only for purposes of the Support Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between Hexagon and NovAtel, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the Support Agreement are qualified by information NovAtel filed with the SEC prior to the date of the Support Agreement, as well as by a disclosure letter of NovAtel delivered to Hexagon at the date of signing the Support Agreement (the “disclosure letter”). The disclosure letter has not been made public because, among other reasons, it includes confidential or proprietary information.

Furthermore, you should not rely on the covenants in the Support Agreement as actual limitations on the business of NovAtel, because NovAtel may take certain actions that are either expressly permitted in the confidential disclosure letter to the Support Agreement or as otherwise consented to by Hexagon, which may be given without prior notice to the public.

Under the terms of the Support Agreement, Hexagon may assign all or any part of its rights or obligations under the Support Agreement to one or more of its direct or indirect wholly-owned Subsidiaries; provided, however, that if such assignment takes place, the Subsidiary or Subsidiaries shall become party to the Support Agreement and Hexagon shall continue to be liable to NovAtel for any default in performance by the assignee. Hexagon has assigned certain of its rights and obligations under the Support Agreement to the Offeror.

The Offer

Hexagon and NovAtel have entered into the Support Agreement pursuant to which Hexagon agreed to make an offer to acquire all of the Shares on the basis described under “The Offer” at Section 1 of the Offer. The Support Agreement provides that the Offer is subject to certain conditions including, among other things, the Minimum Condition. See “Conditions of the Offer” at Section 4 of the Offer. The Support Agreement provides, among other things, that Hexagon and the Offeror expressly reserves the right to: (i) waive, in whole or in part, any term or condition of the Offer for its benefit provided that if Hexagon takes up and pays for any Shares, it shall acquire not less than the Minimum Required Shares; and (ii) amend or change any term or condition of the Offer, except that, without the prior written consent of NovAtel, Hexagon shall not (A) reduce the Offer price; (B) change the form of consideration payable under the Offer; (C) add to, amend or change any term or condition in a manner that is materially adverse to the Shareholders in aggregate; (D) impose additional conditions to the Offer; and (E) change the

Minimum Required Shares to less than 50.1% of the issued and outstanding Shares or to greater than 66-2/3% of the issued and outstanding Shares, in each case exclusive of Shares held by Hexagon or its affiliates; provided any extension of the Expiry Time, or other action taken, in accordance with the Support Agreement shall not be considered adverse.

Approval by NovAtel Directors

Pursuant to the Support Agreement, NovAtel confirmed that the Board of Directors, upon consultation with its advisors, has determined that the Offer is fair to the Shareholders and is in the best interests of NovAtel and the Shareholders and, the Board of Directors will unanimously recommend that Shareholders accept the Offer, which recommendation may not be withdrawn, modified, qualified or changed in any manner except as described below under “Non-Solicitation” or in the event of the termination of the Support Agreement.

Non-Solicitation

Pursuant to the Support Agreement, NovAtel has agreed that it shall not, directly or indirectly, through any officer, director, employee, representative or agent of NovAtel or any of its Subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any Person or group of Persons (other than Hexagon) in respect of any matter or thing inconsistent with the successful completion of the Offer, including, without limitation, any Acquisition Proposal; (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing with, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person or group of Persons; (iii) withdraw, modify, qualify or change any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or the Board of Directors or any committee thereof resolves to do so; or (iv) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; provided, however, that notwithstanding any other provision of the Support Agreement, NovAtel and the officers, directors, advisors and other representatives of NovAtel may:

(a)          enter into, or participate in, any discussions or negotiations with a third party who seeks to initiate (without solicitation or encouragement) such discussions or negotiations and, may furnish to such third party information concerning NovAtel and its business, properties and assets, in each case if, and only to the extent that:

(i)             the third party has first made an Acquisition Proposal which the Board of Directors has determined, in good faith and acting reasonably, if pursued would be reasonably likely to constitute a Superior Proposal and after receiving the advice of outside counsel has determined that the failure to take such action would be reasonably likely to constitute a breach by the members of the Board of Directors of their fiduciary duties to Shareholders under applicable Law; and

(ii)         prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, NovAtel provides prompt notice to Hexagon to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party and if not previously provided to Hexagon, copies of all information provided to such third party concurrently with the provision of such information to such third party;

provided that this paragraph (a) shall cease to apply after the expiry of four Business Days from the time such third party made the Acquisition Proposal referred to in subparagraph (a)(i) above, unless within such four Business Day period the Board of Directors determines that the

Acquisition Proposal is a Superior Proposal and after receiving the advice of outside counsel has determined that the failure to take such action would be reasonably likely to constitute a breach by the members of the Board of Directors of their fiduciary duties to Shareholders under applicable Law;

(b)         subject to paragraphs (a) and (c), comply with Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Shareholders; and

(c)          withdraw, modify, qualify or change any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or resolve to do so or accept, recommend, approve or implement any Superior Proposal if NovAtel has complied with the terms of the Support Agreement in respect of the Superior Proposal and prior to such acceptance, recommendation, approval or implementation:

(i)             after consultation with its financial advisors, and after receiving advice of outside counsel the Board of Directors concludes in good faith such action is necessary for the Board of Directors to comply with its fiduciary duties under applicable Law;

(ii)         in arriving at such conclusion, the Board of Directors gives consideration to any amendment proposed by Hexagon in writing in compliance with the Support Agreement; and

(iii)     NovAtel concurrently pays the fee provided in the Support Agreement and referred to below under “Termination Fees” to Hexagon.

Pursuant to the Support Agreement, NovAtel also agreed that it shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Hexagon or an affiliate of Hexagon) with respect to any potential Acquisition Proposal. NovAtel agreed to immediately close any and all data rooms which may have been opened and not to waive, in whole or in part, or release, in whole or in part, any third party from, or consent to any action pursuant to, any confidentiality or standstill agreement with respect to NovAtel or any of its Subsidiaries to which such third party is a party except in respect of a Superior Proposal in accordance with the terms of the Support Agreement.

NovAtel further agreed that it has notified Hexagon of any existing Acquisition Proposals and that it shall notify Hexagon promptly (and in any event within 24 hours) of any future Acquisition Proposal (including, without limitation, any amended, supplemented, replaced or renewed Acquisition Proposal (whether or not previously notified) in respect of which the Board of Directors has made the determinations referred to in subparagraph (a)(i) above) or any request for non-public information relating to NovAtel or any of its Subsidiaries or for access to the properties, books or records of NovAtel or any Subsidiary of NovAtel by any Person.

The Support Agreement provides that if the Board of Directors determines that an Acquisition Proposal constitutes a Superior Proposal, NovAtel shall give immediate notice of such determination and shall give Hexagon not less than four Business Days’ advance notice of any action to be taken by the Board of Directors to withdraw, modify, qualify or change any recommendation regarding the Offer or to enter into any agreement to implement the Superior Proposal and the Board of Directors shall not withdraw, modify, qualify or change any recommendation with respect to the Offer, as so amended, and neither NovAtel nor the Board of Directors shall take any action to approve or implement the Superior Proposal, including, without limitation, any release of the party making the Superior Proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the Superior Proposal or entry into of any agreement regarding the Superior Proposal before the expiry of such four Business Day period.

Representations, Warranties and Covenants

Under the Support Agreement NovAtel has made certain representations, warranties and covenants to Hexagon. Among other things, NovAtel has made representations and warranties to Hexagon in respect of:

(a)          the due incorporation or formation under applicable Law and valid existence of each of NovAtel and its Subsidiaries;

(b)         the issued and outstanding capital of NovAtel;

(c)          NovAtel having the requisite corporate power and authority to enter into the Support Agreement and to perform its obligations thereunder;

(d)         the absence of impediments to the consummation of the transactions contemplated by the Support Agreement;

(e)          NovAtel’s financial statements being in accordance with GAAP;

(f)            compliance with the applicable requirements of the Securities Act, the Exchange Act, the NASDAQ rules and the Sarbanes-Oxley Act and NovAtel’s public record not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g)          the absence of material changes to NovAtel and its Subsidiaries since December 31, 2006;

(h)         all material contracts of NovAtel and its Subsidiaries being valid and subsisting and the absence of any default under such material contracts;

(i)            NovAtel’s employment agreements and benefit plans;

(j)             compliance with all Laws applicable to the operation of the business of NovAtel and its Subsidiaries;

(k)         the absence of material litigation against or relating to NovAtel or any of its Subsidiaries or affecting any of their properties or assets;

(l)            good title to all real property and personal property and assets of NovAtel and its Subsidiaries;

(m)     compliance with environmental laws and permits and the absence of release or exposure to hazardous materials;

(n)         ownership of all right, title and interest in and to all intellectual property rights; and

(o)         NovAtel and its Subsidiaries having filed all tax returns required to be filed on a timely basis and paid or provided adequate accruals for income taxes and related deferred taxes in conformity with generally accepted accounting principles in Canada.

In addition to the covenants described above under “Non-Solicitation,” pursuant to the Support Agreement, NovAtel has covenanted and agreed, among other things, to:

(a)          conduct its business only in, and not take action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)         not issue, sell, pledge, lease, dispose of, encumber any additional Shares or rights of any kind to acquire any shares of NovAtel or its Subsidiaries or except in the ordinary course of business, consistent with past practice and not exceeding U.S.$100,000 individually or U.S.$1 million in the aggregate, any assets of NovAtel or its Subsidiaries or agree to do any of the foregoing;

(c)          not amend or propose to amend its articles, bylaws or other governing documents;

(d)         not split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

(e)          not reorganize, amalgamate or merge NovAtel or any of its Subsidiaries with any other person;

(f)            except in the ordinary and regular course of business consistent with past practice: not (A) pay, discharge or satisfy any material claims, liabilities or obligations, including settling, compromising or otherwise resolving any pending litigation or other legal proceedings involving NovAtel or one of its Subsidiaries; or (B) except such as have been reserved against in NovAtel’s financial statements delivered to Hexagon, relinquish any material contractual rights;

(g)          not authorize, recommend or propose any release or relinquishment of any material contract right or abandon or fail to diligently pursue any application for any material license, permit, order, authorization, consent, approval or registration, other than in the ordinary and regular course of business consistent with past practice;

(h)         except pursuant to existing contracts or commitments, not make or commit to make capital expenditures in excess of U.S.$1,750,000 in the aggregate;

(i)            not adopt a plan of complete or partial liquidation, dissolution, or reorganization;

(j)             not enter into, assume or modify any employment, severance, retention, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary or other compensation increases, severance or termination pay to, any officers or directors of NovAtel or any of its Subsidiaries other than pursuant to agreements in effect (without amendment) on the date of the Support Agreement;

(k)         not create, enter into, assume or modify any employee benefit plan, employee obligations or collective bargaining or similar agreements;

(l)            not terminate, amend or waive any rights under or in relation to Point, Inc.;

(m)     use its reasonable efforts, and cause each of its Subsidiaries to use its reasonable efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationship with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries;

(n)         not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in the Support Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(o)         confer on a regular basis with Hexagon with respect to operational matters but in such a manner that the carrying on of business in the ordinary course is not unreasonably interfered with.

Termination Fees

The Support Agreement provides that if at any time after the date of the Support Agreement (and provided that Hexagon has not prior thereto, breached in any material respect any of its representations, warranties or covenants set forth in the Support Agreement, which breach has not been cured within five Business Days of a notice to Hexagon thereof or which has not been waived by NovAtel):

(a)          the Board of Directors has failed to make or has withdrawn, modified, qualified or changed, during the term of the Offer, any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or shall have resolved to do so;

(b)         the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within five days after the public announcement or commencement of any Acquisition Proposal and in a directors’ circular within 15 days after the mailing of any such Acquisition Proposal;

(c)          the Board of Directors recommends that any of its Shareholders deposit their Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(d)         NovAtel enters into any agreement, commitment or understanding with any Person or other entity or group with respect to an Acquisition Proposal prior to the expiry of the Offer, excluding a confidentiality agreement entered into in compliance with the Support Agreement;

(e)          an Acquisition Proposal is made to the Shareholders or to NovAtel, and upon the expiry of the Offer any such Acquisition Proposal has either been accepted or has not expired or been withdrawn, and the Minimum Condition of the Offer has not been satisfied and (within nine months of the Expiry Time) an Acquisition Proposal is consummated;

(f)            it is publicly disclosed or Hexagon becomes aware that beneficial ownership (determined for the purposes of this paragraph (f) as set forth in Rule 13d-3 of the Exchange Act) of 20% or more of the outstanding Shares are acquired by any Person other than Hexagon by any means whatsoever during the term of the Offer and within nine months of the Expiry Time, such Person or any Person acting jointly or in concert with such Person makes an Acquisition Proposal;

(g)          NovAtel is in breach of any of its covenants referred to above under “Non-Solicitation”;

(h)         NovAtel is in breach of any of its covenants made in the Support Agreement (other than the covenants referred to above under “Approval by NovAtel Directors” and “Non-Solicitation”) which breach (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect or materially impede completion of the Offer, and NovAtel fails to cure such breach within five Business Days after receipt of written notice thereof from Hexagon (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Expiry Time); or

(i)            NovAtel is in breach of any of its representations or warranties made in the Support Agreement which breach (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect or materially impede completion of the Offer, and NovAtel fails to cure such breach within five Business Days after receipt of written notice thereof from Hexagon (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Expiry Time),

(each of the above being a “Fee Event”), then NovAtel shall:

(j)             (i)    in respect of the first to occur of the events described above in (a) through and including (g) above;

(ii)         in the case of (h) and (i) above where due to a wilful breach or fraud; and

(iii)     in the case of (h) and (i) above if within 6 months of the Expiry Time an Acquisition Proposal is consummated,

pay to Hexagon U.S.$13,430,000; or

(k)         in the case of (h) and (i) above (other than where due to a wilful breach or fraud), pay to the Offeror and Hexagon their reasonable documented expenses incurred in connection with the transactions contemplated by the Support Agreement, such payment not to exceed U.S.$2,500,000;

in immediately available funds to an account designated by Hexagon within one Business Day after the first to occur of the events described above plus interest thereon at the rate of 8% per annum if payment is not made when due, provided that NovAtel shall only be obligated to make one payment in the event that payment is made pursuant to paragraph (j)(iii) above after the amount payable pursuant to paragraph (k) above has been paid to Hexagon, NovAtel’s obligation pursuant to paragraph (j)(iii) above shall be reduced by the amount paid pursuant to paragraph (k) above.

Options

Pursuant to the Support Agreement, NovAtel agreed to use all commercially reasonable efforts to provide that Persons holding Options who may do so under Securities Laws and in accordance with the Stock Option Plans (or pursuant to the terms of the Support Agreement), shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all Options that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by Hexagon under the Offer.

Termination

The Support Agreement may, subject to its specific terms, be terminated at any time prior to the Effective Time:

(a)          by mutual written consent of Hexagon and NovAtel;

(b)         by either Hexagon or NovAtel after February 15, 2008, if Hexagon has not purchased Shares pursuant to the Offer, provided that such right of termination shall not be available to Hexagon if any action of Hexagon or any breach of or failure to perform its obligations by Hexagon or the Offeror under the Support Agreement resulted in such condition not being satisfied;

(c)          by Hexagon, if the conditions to the Offer have not been satisfied or waived by Hexagon on or before the Expiry Time, provided that such right of termination shall not be available if any action of Hexagon or any breach of or failure to perform its obligations by Hexagon under the Support Agreement resulted in such condition not being satisfied;

(d)         by NovAtel, if the Board of Directors withdraws, modifies, qualifies or changes any recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or shall have resolved to do so before the Expiry Time, and NovAtel has complied with the obligation referred to above under “Non-Solicitation”;

(e)          by either Hexagon or NovAtel, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the making, or consummation, of the Offer or the consummation of the Private Placement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(f)            by Hexagon, if a Fee Event has occurred;

(g)          by either Hexagon or NovAtel if there has been a breach by the other party of any representation, warranty or covenant contained in the Support Agreement individually or in the aggregate (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) which would have, or would reasonably be likely to have, a material adverse effect on the party seeking to terminate the Support Agreement or would materially impede completion of the Offer, provided that the breaching party has been given notice of and five Business Days to cure such misrepresentation, breach or non performance except that no cure period shall be provided for a breach which, by its nature, cannot be cured and in no event shall any cure period extend beyond February 15, 2008;

(h)         by Hexagon, if it has the right pursuant to the Support Agreement to refuse to make the Offer due to the non-satisfaction of any of the conditions to Hexagon’s obligation to commence the Offer as set forth in the Support Agreement, including, without limitation:

(i)             no Material Adverse Change shall have occurred and be continuing and no circumstance, fact, change, occurrence or event shall have occurred or come into existence that would reasonably be expected to make it impossible to satisfy one or more of the conditions set forth in the Offer at or prior to the Expiry Time, excluding any such circumstance, fact, change, occurrence or event that occurs or comes into existence as a result of any act or omission of Hexagon or the Offeror in breach of its obligations under the Support Agreement;

(ii)         no Fee Event shall have occurred;

(iii)     the Support Agreement shall not have been terminated pursuant to the rights described herein under “Termination”;

(iv)       no cease trade order, injunction or other prohibition or other lawful order in Canada or the United States shall be threatened or exist that would preclude Hexagon or the Offeror from making the Offer or taking up or paying for the Shares deposited under the Offer or requiring Hexagon or the Offeror to purchase or offer to acquire any other securities; part of the principal amount of the Convertible Debenture to be included within the listed shares of NovAtel;

(v)           no Person shall have commenced any action or other proceeding for injunctive relief against the performance of the Support Agreement or the completion of the Offer which might reasonably be expected to be successful; and

(vi)       receipt of all regulatory approvals, clearances, waivers and consents to the making of the Offer which may reasonably be considered as necessary or on the reasonable advice of counsel to Hexagon advisable; and

(i)            by NovAtel, if Hexagon or the Offeror has not mailed the Offer documents by October 22, 2007 provided the failure to mail is not due to the non-satisfaction of any of the conditions in section 2.1(f) of the Support Agreement or otherwise due to any act or failure to act of NovAtel.

Private Placement

Pursuant to the Support Agreement, Hexagon agreed to purchase the Placement Shares and Convertible Debenture from NovAtel for an aggregate purchase price of U.S. $85,895,450. The Private Placement closed on October 17, 2007.

The Convertible Debenture

The following summarizes the material provisions of the Convertible Debenture, a copy of which is attached to the Schedule 14D-9, to which this Directors’ Circular is part of, as Exhibit (a)(3). This summary does not purport to be complete and may not contain all of the information about the Offer and the other transactions contemplated under the Support Agreement and the Convertible Debenture that is important to a Shareholder. We encourage you to read carefully the Convertible Debenture in its entirety because the direct rights and obligations of Hexagon and NovAtel and the indirect rights of Shareholders are governed by the express terms of the Convertible Debenture and not by this summary or any other information contained in the Offer and Circular.

As a Shareholder, you are not a third party beneficiary of the Convertible Debenture and therefore you may not directly enforce any of its terms or conditions. Hexagon’s and NovAtel’s representations, warranties and covenants were made as of specific dates and only for purposes of the Convertible Debenture and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the Convertible Debenture for the purpose of allocating risk between Hexagon and NovAtel, rather than to establish matters as facts.

General

Pursuant to the Private Placement, NovAtel issued the Convertible Debenture to Hexagon. The Convertible Debenture was dated as of October 17, 2007 and will mature on October 17, 2012 (the “Maturity Date”). The Convertible Debenture bears interest from the date of issue at 4.0% per annum, calculated and compounded annually and payable on the first day of June and the first day of December of each year commencing June 1, 2008.

Conversion

Hexagon has the right from and after January 15, 2008 and prior to 4:00 pm (Calgary time) on the business day prior to Maturity Date, to convert the whole, but not less than the whole, of the principal amount of the Convertible Debenture into fully paid and non-assessable Shares, at a conversion price of U.S.$50.00 per Share.

Provided that an Event of Default (as described below) shall not have occurred and be continuing at the time, NovAtel has the right from and after the first anniversary of the date of issue of the Convertible Debenture and prior to 4:00 p.m. (Calgary time) on the business day prior to the Maturity Date, to require Hexagon to convert the whole, but not less than the whole, of the principal amount of the Convertible Debenture into fully paid and non-assessable Shares.

Subject to the provisions thereof, the Convertible Debenture provides for the adjustment of the conversion price in certain events including: (a) the subdivision or redivision of the issued and outstanding Shares into a greater number of Shares; or (b) the combination, reduction or consolidation of the issued and outstanding Shares into a lesser number of Shares. There will be no adjustment of the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization of the Shares or in the case of any consolidation, merger or amalgamation of NovAtel with, or into, another person resulting in a reclassification of the Shares issued and outstanding or a change of Shares into other shares or securities, or in the case of any transaction whereby all or substantially all of the undertaking and assets of NovAtel become the property of another person (any such event being herein called a “Corporate Reorganization”), the terms of the conversion privilege shall be adjusted so that Hexagon shall, after such Corporate Reorganization, be entitled to receive and shall accept, in lieu of the Shares to which Hexagon would otherwise have been entitled, the kind and number or amount of shares or other securities or property that Hexagon would have been entitled to receive as a result of such Corporate Reorganization if, on the effective date thereof, it had been the registered holder of the number of Shares which it would have received if it exercised the right of conversion immediately before such effective date.

Events of Default

The Convertible Debenture provides that an Event of Default will occur if any one or more of the following described events occurs:

(a)          if NovAtel fails to pay the principal amount of the Convertible Debenture on the day the same becomes due and payable pursuant to its terms;

(b)         if NovAtel fails to pay interest or other amount, other than the principal amount of the Convertible Debenture, when due and payable and such failure continues for three Business Days after receipt by NovAtel of written notice of such failure from Hexagon;

(c)          if NovAtel defaults in a material way in the observance or performance of any covenant in the Convertible Debenture and such default remains unremedied or uncured for a period of 30 days after receipt of notice of the occurrence thereof;

(d)         if any representation or warranty made by NovAtel in the Convertible Debenture shall be untrue in any material respect on the date of issue of the Convertible Debenture or on, and as of, any subsequent date and remains unremedied or uncured for a period of 30 days after receipt of notice of the occurrence thereof;

(e)          if NovAtel fails to pay the principal of, or premium or interest on, any of its debt (other than the Convertible Debenture) which is outstanding in an aggregate principal amount exceeding U.S.$5,000,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the debt without waiver of failure by the holder of the debt; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement relating to any such debt without waiver by the holder of the debt, if its effect is to accelerate, or permit the acceleration of the debt; or any such debt shall be declared to be due and payable prior to its stated maturity and the declaration has not been rescinded by the holder of the debt;

(f)            if a final judgment or judgments for the payment of money shall be rendered against NovAtel in an amount in excess of U.S.$5,000,000 in the aggregate and the same shall remain undischarged for a period of 30 days during which period such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed, other than a judgment described in the disclosure letter;

(g)          if one or more writs of execution, attachment or similar processes shall be issued or levied against the property of NovAtel in connection with any final judgments, orders or decisions requiring the payment, in the aggregate, of more than U.S.$5,000,000 by NovAtel and such writs of execution, attachment or similar processes are not released, bonded, satisfied, discharged, vacated or stayed within 30 days after their entry, commencement or levy;

(h)         if NovAtel shall:

(i)             apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii)         make or threaten to make a general assignment for the benefit of creditors or make or threaten to make a bulk sale of its assets;

(iii)     commence any case, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or (other than as permitted under the Convertible Debenture) seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv)       take corporate action for the purpose of effecting any of the foregoing;

(i)            if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against NovAtel seeking in respect of NovAtel an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of NovAtel or of all or any substantial part of its assets, or any other like relief in respect of NovAtel under any bankruptcy or insolvency law and, if such case, proceeding or other action is being contested by NovAtel in good faith, the same shall continue undismissed or unstayed and in effect for any period of 30 consecutive days (or such longer period, not exceeding 60 days, as is required to dismiss or stay or render ineffective such case, proceeding or other action); provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against NovAtel thereunder, or a trustee, receiver or liquidator is appointed, in the interim and such order, decree, judgment or appointment is not stayed or discharged within five days of it being granted, such grace period shall cease to apply;

(j)             if NovAtel shall:

(i)             be unable to pay its debts generally as they become due or admit that it is unable to do so; or

(ii)         commit or threaten to commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time; or

(k)         if it shall have been publicly disclosed that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the issued and outstanding Shares has been acquired by any person (including, without limitation, NovAtel or any of its subsidiaries or affiliates), other than Hexagon or any of its affiliates.

If an Event of Default has occurred Hexagon may by notice to NovAtel declare the principal amount of the Convertible Debenture, all unpaid accrued interest thereon and all other amounts payable thereunder to be due and payable. Notwithstanding the foregoing, upon the occurrence of an Event of Default specified in paragraphs (g) or (h) above, all such indebtedness automatically becomes due and payable.

Representations and Warranties

Under the Convertible Debenture, NovAtel has made certain representations and warranties to Hexagon. Among other things, NovAtel represented and warranted to Hexagon as follows:

(a)          the due incorporation or formation under applicable Law and valid existence of NovAtel;

(b)         NovAtel having the requisite corporate power and authority to enter into the Convertible Debenture and to perform its obligations thereunder; and

(d)         the absence of impediments to the consummation of the transactions contemplated by the Convertible Debenture.

Covenants

Under the Convertible Debenture NovAtel has made certain representations, warranties and covenants to the Offerer. Among other things, NovAtel has agreed to:

(a)          advise Hexagon immediately upon becoming aware of any Event of Default and deliver to Hexagon upon request a certificate in form and substance satisfactory to Hexagon signed by a senior officer certifying that no Event of Default has occurred or, if such is not the case, specifying all Events of Default and their nature and status;

(b)         at all times reserve and keep available out of its authorized Shares and solely for the purpose of conversion as in the Convertible Debenture provided, and conditionally allot to Hexagon, such number of Shares as shall then be issuable upon the conversion;

(c)          not declare or agree to declare a dilutive rights offering or stock dividend or a distribution or dividend of shares of NovAtel other than Shares, evidence of indebtedness, assets of NovAtel or rights, options or warrants to acquire any Shares or securities convertible into Shares or other securities or property of NovAtel;

(d)         not commence or announce an intention to commence an issuer bid;

(e)          until the Convertible Debenture becomes convertible in accordance with its terms, not issue or agree to issue any Shares or other shares of NovAtel, nor any right, warrant, option or other security directly or indirectly exercisable into, convertible into or exchangeable for any Share or other share of NovAtel, whether or not on conditions other than the issuance of options to purchase Shares in accordance with the Stock Option Plans and the issue of Shares upon the exercise of options thereunder; and

(f)            other than in connection with a delisting as a result of a successful tender offer, use its commercially reasonable efforts to maintain the listing of the Shares upon a recognized stock exchange in North America and cause the Shares issuable upon the conversion of the whole or any part of the principal amount of the Convertible Debenture to be included within the listed shares of NovAtel.

INTENTIONS OF DIRECTORS AND SENIOR OFFICERS

The Company has been informed, after making reasonable inquiries, that each of the directors and senior officers of NovAtel and their respective associates, intend to tender their respective Shares of which they are the holder of record or beneficial owner to the Offer at this time (including Shares issuable pursuant to their Options, which they have agreed to exercise as described in the Offering Circular).

OWNERSHIP OF SECURITIES OF NOVATEL

The names of the directors and senior officers of NovAtel, the positions held by them, the percentage of class and number of outstanding securities of NovAtel beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable inquiry, by their respective associates, are as follows:

Name	Position with NovAtel	Number of Shares Owned or Over which Control or Direction is Exercised(1)	Percentage of Shares(2)
Patrick C. Fenton	Director, Vice President, and Chief Technology Officer	64,284	*
Werner Gartner	Director, Executive Vice President and Chief Financial Officer	63,500	*
Farlin A. Halsey, Jr.	Vice President, Corporate Strategy and Alliances	22,706	*
Robert J. Iverach	Director	3,203	*
Jonathan W. Ladd	Director, President, and Chief Executive Officer	120,200	1.18%
Richard D. Orman	Director	3,203	*
Graham C. Purves	Vice President, Sales and Marketing	34,498	*
Colin Maclellan	Vice President and General Manager	15,000	*
Joel A. Schleicher	Director	3,203	*
Charles R. Trimble	Director	3,203	*
David E. Vaughn	Director	3,203	*

(1)          Includes all outstanding Options, which will accelerate and vest immediately upon the date hereof until the completion of the Offer. Please see “NovAtel Options and NovAtel RSUs” for more information.

(2)          Based on 10,225,636 Shares outstanding as of the date of this Directors’ Circular, assuming the accelerated vesting of all 639,061 outstanding Options pursuant to the Offer. This number includes 953,864 Shares issued pursuant to the Private Placement, but excludes 764,045 Shares issuable pursuant to conversion of the Convertible Debenture.

*                    Represents less than 1% of the total issued and outstanding number of Shares

Principal Holders of Securities of NovAtel

To the knowledge of the directors and senior officers of NovAtel, after reasonable inquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of NovAtel, and no person or company acting jointly or in concert with NovAtel owns any securities of NovAtel, except as set forth below:

Name*	Number of Shares	Percentage of Shares
Neuberger Berman LLC	1,120,600	11.69%
Wellington Management Company, LLP	1,042,200	10.87%

*                    On October 17, 2007, pursuant to the Private Placement, Hexagon acquired 953,864 Shares, or 9.95% of the outstanding Shares, and the Convertible Debenture, convertible into 764,045 Shares for an aggregate 1,717,909 Shares, or 16.6% of the outstanding Shares, assuming conversion of the Convertible Debenture.

ARRANGEMENTS BETWEEN NOVATEL AND ITS DIRECTORS AND SENIOR OFFICERS

Except as described herein, there are (i) no material arrangements, agreements or understandings between NovAtel or its affiliates and any of the directors, senior officers or affiliates of NovAtel, nor are there any arrangements, agreements or understandings made or proposed to be made pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to NovAtel’s directors or senior officers remaining in or retiring from office if the Offer is successful, and (ii) no actual or potential conflicts of interest between NovAtel or its affiliates and the senior officers, directors or affiliates of NovAtel. Relationships with Hexagon are disclosed below under the headings “Arrangements between Hexagon, the Offeror, NovAtel and the Directors and Senior Officers of NovAtel.”

Management Employment Contracts

Jonathan W. Ladd, Werner Gartner and Patrick C. Fenton have employment contracts which provide for, among other things, industry standard covenants in NovAtel’s favor, including non-competition covenants for one year following termination. The contracts also provide that NovAtel can terminate an officer without cause upon which event the officer is entitled to payments ranging from one to one and one-half times his annual salary plus accelerated vesting of certain options, depending on the contract.

In addition, the employment contracts contain provisions relating to payments and accelerated vesting of stock options upon a termination within a certain amount of time of a change of control of NovAtel. If after a change of control of NovAtel, Mr. Ladd is terminated contemporaneously or within one year, Mr. Ladd’s employment contract provides for the following payments and other entitlements: (i) a lump sum severance in an amount equal to one and one-half times his annual salary plus one and one-half times annualized bonus; (ii) his annual salary accrued to the date of termination and pro rated bonus; (iii) accelerated vesting on all of his Options, which may be exercised within 180 days of termination; and (iv) reimbursement of reasonable relocation expenses within the continental U.S.  If Mr. Fenton is terminated either contemporaneously or within one year following a change of control transaction, Mr. Fenton’s employment contract provides for a severance amount equal to one and one-half times his annual salary and all other amounts payable through the termination date by NovAtel under his employment contract.  If Mr. Gartner is terminated within one year following or contemporaneous with a change of control of NovAtel, Mr. Gartner’s employment contract provides for a lump sum severance amount equal to two times his annual salary, as well as accelerated vesting of all of his outstanding Options, which may be exercised within 180 days of termination.

The Offer constitutes a change of control under the employment contracts.

Compensation of Directors

Directors do not have service contracts with NovAtel. Effective April 1, 2007, NovAtel compensates its directors who are not employees of NovAtel a base amount of Cdn.$25,000 per year. The Chairman of the Board receives an additional Cdn.$20,000 annually. Additional payments of Cdn.$10,000 annually are paid to all members of the Audit Committee. The Chairman of the Audit Committee receives an additional Cdn.$10,000 and the Chairman of the Compensation Committee receives an additional Cdn.$5,000. Directors are paid Cdn.$1,500 for attendance at meetings of the Board of Directors, the Compensation Committee and the Audit Committee which are in excess of two hours and Cdn.$750 for meetings which are less than two hours, with an additional Cdn.$300 per hour payable for attendance at all supplemental meetings. In addition, all directors are reimbursed for expenses incurred by them in their capacity as directors.

The members of the Special Committee each received an initial payment of Cdn.$5,000, except for the Chairman, who received Cdn.$7,500, plus the standard meeting fees.

Indemnification of Officers and Directors

Esterline Technologies Corporation, which controls directly or indirectly, all of the common shares of CMC Electronics Inc., maintains a comprehensive directors’ and officers’ liability policy which applies to NovAtel’s directors and officers for events arising subsequent to April 12, 2001 and prior to February 3, 2005. This policy is in place until March 14, 2013.

NovAtel maintains comprehensive directors’ and officers’ liability policies for events arising subsequent to January 27, 2005. These policies, in place until June 30, 2008, cover limits of liability for each loss and for each policy period of U.S. $10 million primary coverage with a U.S. $250,000 deductible for any claims and U.S. $10 million excess coverage. The annual premium for these policies is U.S. $195,265.

As acknowledged in the Support Agreement, NovAtel will provide its present and former directors and officers with insurance coverage on a six year “trailing” (or “run off”) basis provided that the cost of the coverage does not exceed 300% of the current annual premium of the Company’s directors’ and officers’ insurance coverage.

NovAtel Options and NovAtel RSUs

Options

Pursuant to the Support Agreement, NovAtel has agreed to use all commercially reasonable efforts to provide that persons holding Options who may do so under Securities Laws and in accordance with the Stock Option Plans shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all Options that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by the Offeror under the Offer.

NovAtel has also agreed to use, prior to the Initial Expiry Time, all commercially reasonable efforts to enter into option releases with each holder of Options pursuant to which the parties thereto shall agree that, upon the Offeror taking up any Shares pursuant to the Offer, each holder of Options that has not previously exercised such Options will receive from NovAtel, in consideration of the termination of all such holder’s Options, the positive difference between the Purchase Price  and the exercise price per Share of such Options, regardless of the vesting of any such Options under the Stock Option Plans and the agreements governing such Options.

The accelerated vesting of the Options is conditioned upon their exercise and tender under the Offer.  Therefore, Options that are not either exercised and tendered pursuant to the Offer or subject to option releases for cash payments, shall be vested in accordance with the terms under the Stock Option Plans and the agreements governing such Options, without any accelerated vesting.

RSUs

Pursuant to the Support Agreement, NovAtel  is obligated to take all necessary steps to cause entitlements under RSUs entitling the holder to receive Shares to be accelerated, paid out and cancelled, conditional upon, and effective immediately prior to the take up of Shares by the Offeror under the Offer, for a cash payment equal to U.S.$50.00 multiplied by the number of Shares issuable pursuant to such entitlements.

ARRANGEMENTS BETWEEN HEXAGON, THE OFFEROR, NOVATEL AND
THE DIRECTORS AND SENIOR OFFICERS OF NOVATEL

Except as described below, to the knowledge of NovAtel, there are (i) no arrangements or agreements made or proposed to be made, nor any understandings between, Hexagon, the Offeror, and any of their respective directors, senior officers or affiliates, on the one hand, and NovAtel and any of its directors, senior officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to NovAtel’s directors or senior officers remaining in or retiring from office if the Offer is successful; and (ii) no actual or potential conflicts of interest between Hexagon, the Offeror, and their respective directors, senior officers or affiliates, on the one hand, and NovAtel, its directors, senior officers or affiliates, on the other hand. No directors or senior officers of NovAtel are also directors or senior officers of Hexagon or any of its subsidiaries.

Strategic Partnership with Leica Geosystems

On May 1, 2003, NovAtel entered into a strategic co-operation agreement with Leica Geosystems to jointly develop new technology for GPS in the high-precision geomatics market. The strategic co-operation agreement was amended and restated on April 5, 2004. The initial term of the agreement is seven years. Under the terms of the agreement, NovAtel has agreed to develop custom versions of existing GNSS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co-operation agreement, NovAtel entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply Leica Geosystems with custom GNSS receivers. Leica Geosystems announced the launch of new products that incorporate NovAtel’s GNSS receiver and antenna technology in each of 2004, 2005 and 2006.

The strategic co-operation agreement provides Leica Geosystems with certain rights in the event of the acquisition of control of NovAtel by certain competitors of Leica Geosystems. These rights, which must be exercised within 60 days of the change of control event, include Leica Geosystems’ ability to terminate the strategic co-operation agreement, and in the event Leica Geosystem does not terminate the agreement and experiences a material supply interruption within NovAtel’s control, Leica Geosystems has the right to deal directly with all third party subcontractors of NovAtel.

Sales to Leica Geosystems represented Cdn.$11.2 million, or 17.7%, of NovAtel’s sales in 2005 and Cdn.$18.2 million, or 23.4%, in 2006.

Hexagon Private Placement

See the discussion under “Agreements Relating to the Offer”—“Support Agreement”—“Private Placement”.

TRADING IN SECURITIES OF NOVATEL

Neither NovAtel nor any of the directors, senior officers, affiliates or subsidiaries of NovAtel and, to the knowledge of such directors and senior officers, after reasonable inquiry, none of such persons’ respective associates has engaged in any transaction in securities of NovAtel during the six-month period preceding the date of this Directors’ Circular and except for the trades listed below and under the heading entitled “Issuances of Securities of NovAtel.”

Name	Nature of Trade	Date of Trade	Designation and Number of Securities	Price per Security (U.S.$)
Patrick Fenton	Sale pursuant to 10b5-1 Plan	6/22/2007	5,491	$36.23
Farlin Halsey	Sale	5/21/2007	1,000	$37.62
	Sale	5/22/2007	4,254	$38.08
	Sale	5/29/2007	1,940	$37.22
Graham Purves	Sale pursuant to 10b5-1 Plan	9/12/2007	4,832	$37.21
	Sale pursuant to 10b5-1 Plan	9/13/2007	1,168	$37.05

ISSUANCES OF SECURITIES OF NOVATEL

On October 17, 2007, pursuant to the Private Placement described under “Agreements Relating to the Offer”—“The Support Agreement” of this Directors’ Circular, NovAtel issued 953,864 Shares to Hexagon and a 4% senior unsecured convertible debenture representing U.S.$38,202,250, payable at maturity on October 17, 2012, convertible into 764,045 Shares (subject to adjustment).

No Shares or securities convertible into Shares have been issued to the directors and senior officers of NovAtel during the two-year period preceding the date of this Directors’ Circular except as set forth below:

Issuance of Securities of NovAtel to its Directors and Senior Officers (since October 19, 2005)

Shares

Name	Nature of Issue	Shares Issued (a)	Price per Common Share (U.S.$)	Date Issued
Patrick Fenton	Stock Option Exercise	3,800	$7.50	5/9/2006
	Stock Option Exercise	2,900	$7.50	7/31/2006
	Stock Option Exercise	5,000	$7.50	8/15/2006
	Stock Option Exercise	8,400	$7.50	8/16/2006
	Stock Option Exercise	26,800	$7.50	2/2/2007
	Stock Option Exercise	15,000	$7.50	6/22/2007
Werner Gartner	Stock Option Exercise	10,000	$7.50	2/27/2006
	Stock Option Exercise	7,000	$3.06	3/17/2006
	Stock Option Exercise	3,000	$1.69	3/17/2006
	Stock Option Exercise	10,000	$7.50	5/5/2006
	Stock Option Exercise	10,000	$7.50	8/15/2006
	Stock Option Exercise	10,000	$7.50	10/10/2006
	Stock Option Exercise	22,500	$2.25	6/14/2007
Graham Purves	Stock Option Exercise	10,000	$7.50	11/21/2005
	Stock Option Exercise	2,500	$1.69	6/1/2006
	Stock Option Exercise	3,750	$2.25	7/31/2006
	Stock Option Exercise	4,832	$10.75	9/12/2007
	Stock Option Exercise	1,168	$10.75	9/13/2007
Farlin Halsey	Stock Option Exercise	3,000	$3.10	11/29/2004
	Stock Option Exercise	2,000	$2.25	11/29/2004
	Stock Option Exercise	3,250	$3.10	3/20/2006
	Stock Option Exercise	2,000	$2.25	7/31/2006
	Stock Option Exercise	1,000	$3.10	7/31/2006
	Stock Option Exercise	1,250	$19.61	7/31/2006
	Stock Option Exercise	1,000	$3.10	5/21/2007
	Stock Option Exercise	4,254	$3.10	5/22/2007
	Stock Option Exercise	1,940	$2.25	5/29/2007
Rick Orman	Stock Option Exercise	1,750	$2.26	3/16/2006
Joel Schleicher	Stock Option Exercise	1,750	$1.69	8/2/2006
	Stock Option Exercise	3,500	$2.26	8/2/2006
Charlie Trimble	Stock Option Exercise	7,000	$2.26	12/14/2006

Options

Name	Number of Options Granted	Exercise Price (U.S.$)	Date Granted	Expiry Date
Pat Fenton	7,100	$39.58	4/28/2006	4/27/2011
	7,100	$38.34	6/6/2007	6/5/2012
Werner Gartner	8,000	$39.58	4/28/2006	4/27/2011
	8,000	$38.34	6/6/2007	6/5/2012
Farlin Halsey	5,700	$39.58	4/28/2006	4/27/2011
	6,200	$38.34	6/6/2007	6/5/2012
Robert Iverach	1,180	$33.89	7/18/2006	7/17/2011
	792	$37.86	7/26/2007	7/25/2012
Jon Ladd	16,600	$39.58	4/28/2006	4/27/2011
	16,600	$38.34	6/6/2007	6/5/2012
Colin Maclellan	15,000	$38.34	6/6/2007	6/5/2012
Rick Orman	1,180	$33.89	7/18/2006	7/17/2011
	792	$37.86	7/26/2007	7/25/2012
Graham Purves	5,700	$39.58	4/28/2006	4/27/2011
	7,000	$38.34	6/6/2007	6/5/2012
Joel Schleicher	1,180	$33.89	7/18/2006	7/17/2011
	792	$37.86	7/26/2007	7/25/2012
Charlie Trimble	1,180	$33.89	7/18/2006	7/17/2011
	792	$37.86	7/26/2007	7/25/2012
David Vaughn	1,180	$33.89	7/18/2006	7/17/2011
	792	$37.86	7/26/2007	7/25/2012

Restricted Stock Units (RSUs)

Name	No. of RSUs Granted	Exercise Price	RSU Grant Date
Robert Iverach	265	—	7/26/2007
Rick Orman	265	—	7/26/2007
Joel Schleicher	265	—	7/26/2007
Charlie Trimble	265	—	7/26/2007
David Vaughn	265	—	7/26/2007

PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Opinion of Financial Advisor

The Special Committee of the Board of Directors of NovAtel retained Savvian Advisors on September 21, 2007 (with such engagement confirmed in writing on September 27, 2007), to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Special Committee selected Savvian Advisors to act as its financial advisor based on Savvian Advisors’ qualifications, expertise and reputation. At the meeting of the Special Committee on October 7, 2007, Savvian Advisors rendered its oral opinion, subsequently confirmed in writing, that as of October 7, 2007, and based upon and subject to the various considerations set forth in the opinion, the Purchase Price to be paid to the Shareholders (other than Hexagon and its affiliates) by Hexagon pursuant to the Support Agreement is fair from a financial point of view to the Shareholders.

The full text of the written opinion of Savvian Advisors, dated October 7, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations of the review undertaken in connection with the Opinion, is attached as Schedule A to this Directors’ Circular, and is incorporated herein by reference.  You should read the Opinion carefully and in its entirety. This summary of the Opinion is qualified in its entirety by reference to the full text of the Opinion.  The Opinion is addressed to the Special Committee for its benefit and use in its consideration of the Offer and does not constitute a recommendation by Savvian Advisors to the Shareholders as to whether they should tender their Shares in the Offer or how to vote at any Shareholders' meeting, or whether or not the Shareholders should seek to exercise any dissenter’s rights that may be available and should not be relied upon by the Shareholders as a recommendation.

In connection with rendering its Opinion, Savvian Advisors, among other things:

•       reviewed certain publicly available financial statements and other information provided by NovAtel relating to NovAtel;

•       reviewed certain internal financial statements, other financial and operating data, and other information concerning NovAtel, prepared by the management of NovAtel;

•       reviewed certain financial projections prepared by the management of NovAtel;

•       discussed the past and current operations and financial condition and the prospects of NovAtel with the management of NovAtel;

•       compared the financial performance of NovAtel with that of certain publicly-traded companies deemed comparable to NovAtel;

•       reviewed the financial terms, to the extent publicly available, of certain transactions deemed comparable to the transaction;

•       analyzed discounted cash flow models for NovAtel prepared based upon estimates and guidance from management of NovAtel;

•       reviewed drafts of the Support Agreement and certain related documents; and

•       performed such other analyses and considered such other factors deemed appropriate.

In its review and analysis and in formulating its opinion, Savvian Advisors assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with it or publicly available, and has not assumed any responsibility for independent verification of any of such information. Savvian Advisors also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to Savvian Advisors, and assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of NovAtel’s management. Savvian Advisors expressed no opinion with respect to such projections, forecasts and analyses or the assumptions on which they were based.

Savvian Advisors assumed and relied upon the accuracy and completeness of information provided to Savvian Advisors and statements made to Savvian Advisors by NovAtel’s management.  Savvian Advisors relied upon, without independent verification, the assessment by NovAtel’s management of the validity of, and risks associated with, NovAtel’s products and services and the strategic rationale for the transaction, including the issuance by NovAtel of the Placement Shares and the Convertible Debenture.  Savvian Advisors also did not review any of NovAtel’s books and records, and has not assumed any responsibility for conducting a physical inspection of NovAtel’s properties or facilities, or for making or obtaining an independent valuation or appraisal of NovAtel’s assets or liabilities. Savvian Advisors assumed that the transaction described in the Support Agreement will be consummated without waiver or modification of any of the material terms or conditions contained in the Support Agreement by any party to the Support Agreement. Savvian Advisors’ opinion was necessarily based on economic and market conditions and other circumstances as they existed and could be evaluated by it on October 7, 2007. Savvian Advisors has not expressed any opinion as to the prices at which any securities of NovAtel would actually trade at any time.

Although subsequent developments may affect the factors or circumstances upon which Savvian Advisors’ opinion was based, Savvian Advisors is under no obligation to update, revise or reaffirm its opinion.

The Special Committee did not impose any limitations with respect to the investigations made or the procedures followed by Savvian Advisors in rendering its opinion.  Savvian Advisors expressed no opinion with respect to the underlying business decision to effect the Offer, the issuance or fairness of the Placement Shares and Convertible Debenture, any of the other transactions contemplated by the Support Agreement, or the merits of the Offer relative to any alternative transaction or business strategy that may be available to NovAtel.

Savvian Advisors’ opinion addresses only the fairness, from a financial point of view, as of October 7, 2007, to the Shareholders (other than Hexagon) of the Purchase Price to be paid by Hexagon pursuant to the Support Agreement, and Savvian Advisors did not express any view on any other term of the Offer or the Support Agreement, including the issuance or fairness of the Placement Shares and Convertible Debenture and the treatment of options under the Support Agreement.

The following paragraphs summarize the material financial analyses performed by Savvian Advisors in arriving at its opinion. Savvian Advisors presented to the Special Committee written materials with respect to these analyses in connection with the delivery of its opinion on October 7, 2007. The summary set forth below does not purport to be a complete description of those written materials. A copy of the written materials presented to the Special Committee has been filed as Exhibit (c) to the Schedule TO filed by the Offeror, Hexagon and NovAtel with the U.S. Securities and Exchange Commission (the “SEC”) and will be available for inspection and copying at NovAtel’s principal executive offices during regular business hours by Shareholders or representatives of Shareholders who have been so designated in writing.

Trading Analysis

Savvian Advisors performed a trading analysis with respect to the historical prices of Shares. Savvian Advisors reviewed the closing prices of Shares for various periods ended on October 7, 2007. Savvian Advisors observed the closing trading prices on each of the preceding calendar day periods: one calendar day - U.S.$42.43, five day - U.S.$39.85, thirty day - U.S.$37.24, high in the last year - U.S.$44.96, high since January 1, 2006 - U.S.$47.23, all-time high - U.S.$48.45, and all-time high based on an intraday trading price - U.S.$50.35.

Savvian Advisors noted that the consideration per share of $50.00 reflected a 17.8% premium to NovAtel’s closing price as of October 5, 2007, reflected a 25.5% premium to NovAtel’s closing price five calendar days preceding October 5, 2007, reflected a 34.3% premium to NovAtel’s closing price thirty calendar days preceding October 5, 2007, reflected a 11.2% premium to NovAtel’s high closing price in the last year, reflected a 5.9% premium to NovAtel’s high closing price since January 1, 2006, reflected a 3.2% premium to NovAtel’s closing price all-time high, and reflected a 0.7% discount to NovAtel’s intraday price all-time high.

Equity Research Analyst Price Target Analysis

Savvian Advisors reviewed and compared future public market trading price targets for the Shares based on eight equity research analyst reports as of October 7, 2007.  These targets reflect each analyst’s estimate for the future market trading price of Shares within 12 months and are not discounted to reflect present values.  The range of undiscounted price targets for the Shares was U.S.$42.00 to U.S.$51.00.

Savvian Advisors noted that the consideration per share to be received by holders of the Shares pursuant to the Support Agreement was U.S.$50.00.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of NovAtel and future financial market conditions.

Selected Public Company Analysis

Savvian Advisors reviewed and compared certain financial information of NovAtel to corresponding financial information for the following eleven publicly traded GNSS hardware, software and services companies: Garmin Ltd., TomTom N.V., Trimble Navigation Ltd., Topcon Corporation, Sokkia Co. Ltd., Hemisphere GPS Inc., SiRF Technology Holdings Inc., Esterline Technologies Corp., Technitrol Inc., ViaSat Inc. and Raven Industries, Inc.  Savvian Advisors selected these eleven companies because each operates in an industry which is similar to that of NovAtel.

Financial results for calendar years 2007 and 2008 for publicly traded companies other than NovAtel described in this section entitled “Opinion of the Financial Advisor” were those projected by the consensus of research analysts estimated by Reuters via Capital IQ and Thomson First Call.  Financial results for calendar years 2007 and 2008 for NovAtel were based on NovAtel’s management estimates.

Such financial information was used to calculate aggregate value, which represents equity value plus the net debt of NovAtel, as of October 7, 2007, as a multiple of revenue in each of the last twelve months for the preceding four fiscal quarters, estimated calendar year 2007 and estimated calendar year 2008, and as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, in each of the last twelve months, estimated for calendar year 2007 and estimated for calendar year 2008.  Such analyses indicated that, as of October 7, 2007:

•       last twelve months revenue multiples of selected public companies yielded a relevant range of 2.0x to 4.0x, implying an equity value of NovAtel ranging from U.S.$196 million to U.S.$339 million. This implied equity value represents values per Share ranging from U.S.$22.19 to U.S.$38.27.

•       projected calendar year 2007 revenue multiples of selected public companies yielded a relevant range of 1.8x to 3.5x, implying an equity value of NovAtel ranging from U.S.$205 million to U.S.$349 million. This implied equity value represents values per Share ranging from U.S.$23.18 to U.S.$39.28.

•       projected calendar year 2008 revenue multiples of selected public companies yielded a relevant range of 1.4x to 3.0x, implying an equity value of NovAtel ranging from U.S.$202 million to U.S.$374 million. This implied equity value represents values per Share ranging from U.S.$22.92 to U.S.$42.01.

•       last twelve months EBITDA multiples of selected public companies yielded a relevant range of 12.5x to 20.0x; implying an equity value of NovAtel ranging from U.S.$307 million to U.S.$460 million. This implied equity value represents values per Share ranging from U.S.$34.63 to U.S.$51.28.

•       projected calendar year 2007 EBITDA multiples of selected public companies yielded a relevant range of 11.0x to 17.0x; implying an equity value of NovAtel ranging from U.S.$304 million to U.S.$442 million. This implied equity value represents values per Share ranging from U.S.$34.35 to U.S.$49.36.

•       projected calendar year 2008 EBITDA multiples of selected public companies yielded a relevant range of 10.0x to 15.0x; implying an equity value of NovAtel ranging from U.S.$352 million to U.S.$501 million. This implied equity value represents values per Share ranging from U.S.$39.60 to U.S.$55.77.

•       the mean of the equity values implied by these six metrics ranged from U.S.$261 million to U.S.$411 million. This implied equity value represents values per Share ranging from U.S.$29.48 to U.S.$45.99.

Savvian Advisors noted that the consideration per share to be received by holders of Shares pursuant to the Support Agreement was U.S.$50.00.

No company utilized in the public company analysis is identical to NovAtel. In evaluating selected public companies, Savvian Advisors made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NovAtel, such as the impact of competition on NovAtel’s businesses and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of NovAtel or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Selected Acquisition and Merger Transactions

Multiples Analysis.   Savvian Advisors also reviewed the following ten acquisition and merger transactions of public and private companies in the GNSS hardware, software and services sector (acquiror/target): Trimble Navigation Ltd. / Applanix Corp., Garmin Ltd. / UPS Aviation Technologies, SiRF Technology Holdings Inc. / Motorola Inc. (GPS Chipset Product), Hexagon AB / Leica Geosystems, TomTom NV / Datafactory AG, Navico Norway AS / Lowrance, Inc., Trimble Navigation Ltd. / @Road Inc., Esterline Technologies Corp./ CMC Electronics Inc., Topcon Corp. / Sokkia Corp. and NovAtel Inc. / Antcom Corp.

For each of the selected acquisition and merger transactions, Savvian Advisors calculated the multiple of aggregate transaction value, which represents the implied purchase price attributable to an acquisition of 100% of the equity of the target company at announcement plus the target company’s net debt, to the target company's revenue in the last twelve months, estimated revenue for the next twelve months following the announcement of the transaction (which we will refer to as next twelve months), and as a multiple of EBITDA for the last twelve months and next twelve months.  Such analyses indicated that, as of October 7, 2007:

•       last twelve months revenue multiples of comparable aggregate transaction values yielded a relevant range of 1.0x to 4.0x, implying an equity transaction value of NovAtel ranging from U.S.$124 million to U.S.$339 million. This implied equity value represents values per Share ranging from U.S.$14.08 to U.S.$38.27.

•       next twelve months revenue multiples of comparable aggregate transaction values yielded a relevant range of 1.0x to 3.5x, implying an equity transaction value of NovAtel ranging from U.S.$152 million to U.S.$402 million. This implied equity value represents values per Share ranging from U.S.$17.25 to U.S.$45.00.

•       last twelve months EBITDA multiples of comparable aggregate transaction values yielded a relevant range of 8.0x to 16.0x, implying an equity transaction value of NovAtel ranging from U.S.$215 million to U.S.$378 million. This implied equity value represents values per Share ranging from U.S.$24.36 to U.S.$42.48.

•       next twelve months EBITDA multiples of comparable aggregate transaction values yielded a relevant range of 7.0x to 11.0x, implying an equity transaction value of NovAtel ranging from U.S.$243 million to U.S.$352 million. This implied equity value represents values per Share ranging from U.S.$27.47 to U.S.$39.64.

Premiums Analysis.   Savvian Advisors also reviewed a significant number of acquisition and merger transactions of public companies from October 5, 2004 to October 5, 2007 where the target company was based in North America and the aggregate transaction value was between U.S.$100 million and U.S.$1 billion to derive a range of premiums paid relative to the public trading prices per share one calendar day, five calendar days and thirty calendar days prior to the announcement of such transactions. Such premium analyses indicated that, as of October 7, 2007:

•       premiums paid relative to the public per share trading prices one calendar day prior to the announcement of such transactions yielded a relevant range of 12.0% to 36.0%, based on the 25th and 75th percentiles of the data samples, which implied values per Share ranging from U.S.$47.52 to U.S.$57.70.

•       premiums paid relative to the public per share trading prices five calendar days prior to the announcement of such transactions yielded a relevant range of 13.0% to 37.0%, based on the 25th and 75th percentiles of the data samples, which implied values per Share ranging from U.S.$45.03 to U.S.$54.59.

•       premiums paid relative to the public per share trading prices thirty calendar days prior to the announcement of such transactions yielded a relevant range of 17.0% to 44.0%, based on the 25th and 75th percentiles of the data samples, which implied values per Share ranging from U.S.$43.57 to U.S.$53.63.

The mean values of the Multiples Analysis and the Premiums Paid Analysis ranged from U.S.$278 million and U.S.$423 million, representing values per Share ranging from U.S.$31.33 to U.S.$47.33.

Savvian Advisors noted that the consideration per share to be received by holders of the Shares pursuant to the Support Agreement was U.S.$50.00.

No company or transaction utilized in the acquisition and merger transactions analysis is identical to NovAtel or the Offer. In evaluating the acquisition transaction, Savvian Advisors made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on NovAtel’s business or the industry generally, industry growth and the absence of any adverse material change in the financial condition of NovAtel or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Cash Flows

Standalone Analysis.   Savvian Advisors also performed a discounted flow analysis of the after-tax free cash flows of NovAtel based on management estimates for calendar years 2008 to 2011 and a revenue growth rate with constant margins from 2011 to 2012 based on conversations with NovAtel management.  Savvian Advisors first discounted the projected after-tax free cash flows through December 31, 2012 using discount rates ranging from 11.0% to 17.0%.  The range of discount rates reflected Savvian Advisors’ judgment as to the approximate weighted average cost of capital for NovAtel based on analysis of selected public companies.  Savvian Advisors then added to the present value of the cash flows the terminal value of NovAtel as of December 31, 2012, discounted back at the same range of discount rates to reflect a present value.  The terminal value was calculated by multiplying the projected EBITDA for NovAtel in calendar year 2012 by terminal multiples ranging from 10.0x to 16.0x.  The range of terminal multiples selected reflected Savvian Advisors’ judgment as to an appropriate range of multiples at the end of the reference period, based upon its review of trading multiples for selected public companies.  Such analysis yielded an implied equity value range of U.S.$362 million to U.S.$613 million, representing values per Share ranging from U.S.$40.69 to U.S.$67.76.

Customer Loss Analysis.   Savvian Advisors also performed a discounted cash flow analysis of the after-tax free cash flows of NovAtel based on management estimates for calendar years 2008 to 2011 and a revenue growth rate with constant margins from 2011 to 2012 based on conversations with NovAtel management, with the additional assumption that the revenue and profit associated with the Leica Geosystems customer contract would be reduced over time; as such, the projections were adjusted to reflect management's estimate of how the business would be affected by a loss of Leica Geosystems’ business (i) in the event Hexagon acquired a competitor or otherwise found alternate suppliers to NovAtel or (ii) in the event that NovAtel was acquired by someone other than Hexagon and Leica Geosystems exercised its right to terminate the customer contract upon change of control.  Specifically, the analysis assumed no change in projected Leica Geosystems business in 2008, retaining only 15% of projected revenue for Leica Geosystems in 2009 and no further business with Leica Geosystems in 2010 and future years.   Using the same discount rates and terminal multiples in the standalone analysis outlined above, the customer loss analysis yielded an implied equity value range of U.S.$241 million to U.S.$400 million, representing values per Share ranging from U.S.$27.26 to U.S.$44.79.   Savvian Advisors noted that the implied reduction in value from the standalone case is approximately one-third.

Savvian Advisors noted that the consideration per share to be received by holders of the Shares pursuant to the Support Agreement was U.S.$50.00.

Other Analysis

Customer Loss Analysis.   Savvian Advisors performed a supplemental analysis relating to the potential complete loss of Leica Geosystems, a principal customer of NovAtel and a subsidiary of Hexagon. This analysis applied management's estimate of the NovAtel projected earnings for calendar 2008 on a pro forma basis, excluding any revenue from Leica Geosystems, but without further change in NovAtel’s business.  These estimates implied a decrease to projected pro forma revenue for calendar year 2008 of 17.9% and of earnings before income taxes (EBIT) of 47.2%.

In preparing this analysis, Savvian Advisors did not give effect and was unable to assess any incremental revenue that might replace the potentially lost Leica Geosystems revenue, or other or new customers, or any special cost-saving or restructuring efforts that might otherwise be effected following the loss of a principal customer.  Any such increase in revenue or decrease in expenses would of course directly increase or decrease the projected, pro forma results noted above.

Potential Buyer Analyses.   At the request of the Special Committee, Savvian Advisors also performed a supplemental analysis relating to the ability of several buyers, designated by the Special Committee, to acquire NovAtel.  For purposes of this analysis, Savvian Advisors assumed the Leica Geosystems business would go away in 2008 as a result of an acquisition by a competitor of Hexagon.  In addition to the assumed lost revenue of Leica Geosystems described above, these analyses assumed a cost of capital for the potential buyers which could be higher or lower than their actual cost of capital, did not assume any expense synergies which may be available to any acquiror, did not assume any incremental revenue due to affiliation with any acquiror, and used an assumed tax rate of 30%.

For Company X, Savvian Advisors’ analysis suggested that at a purchase price of U.S.$50.00 per share, the acquisition of NovAtel would be dilutive to earnings per share by 1.3% in a cash acquisition, and 14.7% in a stock acquisition, creating an implied purchase price per share for a break-even transaction of U.S.$43.41 and U.S.$15.65, respectively.  For Company Y, our analysis suggested that at a purchase price of U.S.$50.00 per share, the acquisition of NovAtel would be dilutive to earnings per share by 8.9% in a cash acquisition, and 2.1% in a stock transaction, creating an implied purchase price per share for a break-even transaction of U.S.$23.04 and U.S.$37.54, respectively.

Savvian Advisors would not expect its assumptions to align with the expectations of these companies in evaluating a potential transaction with NovAtel, and any material deviation from these assumptions would cause substantial change in the implied accretion/dilution and break-even purchase price.  Moreover, these analyses do not attempt to apply any strategic or special economic value to NovAtel or its business that a strategic buyer might consider or apply.

Savvian Advisors was not requested by the Special Committee to approach any additional suitors in connection with the Special Committee's evaluation of the transaction, including the companies noted above.

Certain General Matters

No company or transaction used in the foregoing analyses is identical to NovAtel or the Offer. In addition, the foregoing analyses are based and are heavily dependent upon, among other factors, assumptions as to future performance and other factors, and are therefore subject to the limitations described in Savvian Advisors’ opinion and otherwise. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value or the public trading value of the companies.

A fairness analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. Savvian Advisors believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, Savvian Advisors considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Savvian Advisors’ view of NovAtel’s actual value.

In performing its analyses, Savvian Advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond NovAtel’s control. The analyses performed by Savvian Advisors are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely in connection with the preparation of Savvian Advisors’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

Under the terms of Savvian Advisors’ engagement letter with NovAtel, Savvian Advisors was to be paid U.S.$150,000 upon execution of the engagement letter, U.S.$250,000 for rendering its fairness opinion, and approximately U.S.$1.3 million upon the closing of the Private Placement.  If the Offer is consummated on the terms and conditions set forth in the Support Agreement, NovAtel will pay Savvian Advisors an additional fee of up to approximately U.S.$4.1 million.  NovAtel has also agreed to reimburse Savvian Advisors for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of the rendering of the opinion or other services performed under the engagement letter by Savvian Advisors.

The Special Committee selected Savvian Advisors based upon its experience and expertise as an investment banking and advisory firm. Savvian Advisors, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Savvian Advisors has had no other investment banking relationship with NovAtel during the past two years.

Except as set forth above, neither NovAtel nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Shareholders in connection with the Offer.

OWNERSHIP OF SECURITIES OF THE OFFEROR AND HEXAGON

None of NovAtel or the directors or senior officers of NovAtel or, to their knowledge after reasonable inquiry, any of their respective associates owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror or Hexagon.

INTERESTS IN MATERIAL CONTRACTS OF THE OFFEROR AND HEXAGON

Other than the Private Placement and strategic cooperation agreement with Leica Geosystems described above, none of NovAtel or the directors or senior officers of NovAtel or, to their knowledge after reasonable inquiry, any of their respective associates, has an interest in any material contract of the Offeror or Hexagon.

MATERIAL CHANGES

Except as publicly disclosed or as referred to in this Directors’ Circular, the directors and senior officers of NovAtel are not aware of any other information that indicates any material change in the affairs of NovAtel since August 10, 2007, the date on which NovAtel published its most recent Quarterly Report on Form 6-K for the six months ended June 30, 2007.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, no information is known to the directors of NovAtel that would reasonably be expected to affect the decision of the holders of Shares to accept or reject the Offer.

Other Transactions

In response to a proposal from Hexagon, the Board of Directors authorized the entering into of discussions and negotiations with Hexagon. At that time, the Board of Directors also resolved that any disclosure as to the substance of discussions and negotiations with Hexagon concerning the possible terms of any transaction or proposal prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of such discussions and negotiations and, accordingly, no such disclosure with respect to any such transaction were made until an agreement had been reached.

There is no transaction, board resolution, agreement in principle or signed contract of NovAtel, other than as described or referred to in this Directors’ Circular, which has occurred in response to the Offer. Other than as described or referred to in this Directors’ Circular, no negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving NovAtel or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by NovAtel or a subsidiary; (iii) an issuer bid or other acquisition of securities by NovAtel; or (iv) any material change in the capitalization or dividend policy of NovAtel.

OTHER MATTERS

This document will be filed with the SEC as an exhibit to NovAtel’s Solicitation/ Recommendation Statement on Schedule 14D-9 in respect of the Offer (the “Schedule 14D-9”). Shareholders are advised to read this Directors’ Circular and the Schedule 14D-9 (including the exhibits thereto) in their entirety because they contain important information. Copies of the Schedule 14D-9 are, and any other documents filed by NovAtel in connection with the Offer will be, available free of charge at the SEC’s website at www.sec.gov, from NovAtel at www.novatel.ca or from Morrow by calling the telephone numbers at the back of this document.

STATUTORY RIGHT OF ACTION FOR DAMAGES

Securities legislation in certain of the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS’ APPROVAL

The contents of this Directors’ Circular have been approved, and the delivery thereof has been authorized, by the Board of Directors.

CONSENT OF SAVVIAN ADVISORS, LLC

To: The Special Committee of the Board of Directors of NovAtel Inc.

We hereby consent to the inclusion of our written fairness opinion dated October 7, 2007 as Schedule A to the Directors’ Circular of the Board of Directors of NovAtel Inc. dated October 19, 2007 and to the reference to our name and to our written fairness opinion under various headings of such Directors’ Circular.

San Francisco, California
October 19, 2007
(Signed)

CERTIFICATE

DATED: October 19, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed) JONATHAN W. LADD	(Signed) WERNER GARTNER
Director	Director

SCHEDULE A

FAIRNESS OPINION OF SAVVIAN ADVISORS, LLC

October 7, 2007

Board of Directors
Special Committee of the Board of Directors
NovAtel Inc.
1120 - 68th Avenue NE
Calgary, Alberta
Canada T2E 8S5

Members of the Special Committee:

We understand that NovAtel Inc., a Canadian corporation (“NovAtel” or “Corporation”), plans to enter into a transaction with Hexagon AB, a Swedish corporation (“Hexagon” or “Acquiror”). Under the terms of the transaction, Acquiror has proposed to subscribe for Placement Shares and the Convertible Debenture and is prepared to make, or cause a direct or indirect wholly-owned subsidiary to make, an offer by way of take-over bid to acquire all of the outstanding Shares in the capital of NovAtel, including any and all Shares issued or issuable upon the exercise of any Options or other securities in the capital of the Corporation pursuant to a Subscription and Support Agreement between NovAtel and the Acquiror, to be dated on or about the date hereof (the “Agreement”). Pursuant to the terms of the Agreement, Hexagon will pay US $50.00 in cash per Share (the “Purchase Price”). Capitalized terms not defined herein shall have the meanings assigned to them in the Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Purchase Price to be paid to the shareholders of NovAtel is fair from a financial point of view to such shareholders.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information provided to us by NovAtel relating to NovAtel;
(ii)	reviewed certain internal financial statements, other financial and operating data, and other information concerning NovAtel, prepared by the management of NovAtel;
(iii)	reviewed certain financial projections prepared by the management of NovAtel;
(iv)	discussed the past and current operations and financial condition and the prospects of NovAtel with the management of NovAtel;
(v)	compared the financial performance of NovAtel with that of certain publicly-traded companies that we deemed comparable to NovAtel;
(vi)	reviewed the financial terms, to the extent publicly available, of certain transactions that we deemed comparable to the transaction;
(vii)	analyzed discounted cash flow models for NovAtel prepared based upon estimates and guidance from management of NovAtel;
(viii)	reviewed drafts of the Agreement and certain related documents; and
(ix)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of NovAtel, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of NovAtel. In addition, we have assumed that the

A-1

transaction will be consummated in accordance with the terms set forth in the Agreement (without any amendments or modifications thereto), without waiver by any party of any material rights thereunder, that in all respects material to our analysis, the representations and warranties contained in the Agreement made by the parties thereto are true and correct and that the Agreement executed by the parties thereto does not differ in any material respect from the form of the draft Agreement delivered to us on October 6, 2007. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on NovAtel, Hexagon or on the expected benefits of the transaction in any way meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring or becoming known to us after the date hereof.

We have not made any independent investigation of any legal, accounting or tax matters affecting NovAtel, and we have assumed the correctness of all legal, accounting and tax advice given to NovAtel and its Board of Directors. We have taken into account our experience in transactions that we believe to be generally comparable or relevant, as well as our experience in securities valuation in general.

This opinion does not address NovAtel’s underlying business decision to enter into the transaction, and it does not constitute a recommendation to NovAtel, its Board of Directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the transaction. We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the structure of the transaction.

We have acted as financial advisor to the Special Committee of the Board of Directors of NovAtel in connection with this transaction and will receive fees for our services, a portion of which is contingent upon the consummation of the transaction, and NovAtel has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of NovAtel and may not be used or summarized for any other purpose without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Purchase Price to be paid to the shareholders of NovAtel by Hexagon pursuant to the Agreement is fair from a financial point of view to such shareholders.

Respectfully submitted,
/s/ Savvian Advisors, Llc
SAVVIAN ADVISORS, LLC

A-2